Exhibit 1.01
Conflict Minerals Report of VWR CORPORATION
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934
This is the Conflict Minerals Report prepared by management of VWR Corporation (the “Company,” “we,” “us,” “our” and “VWR”) for the calendar year ended December 31, 2016 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Rule 13p-1 imposes certain reporting obligations on registrants who manufacture or contract to manufacture products that contain conflict minerals which are necessary to the functionality or production of their products.
If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or from recycled and scrap sources, the registrant must submit a specialized disclosure report on Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.
If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the Securities and Exchange Commission that includes a description of those due diligence measures.

1.	Products Overview
VWR is the leading global independent provider of product and service solutions to laboratory and production customers. We distribute chemicals, reagents, consumables, durable products, scientific equipment and instruments and other assorted laboratory products, which we acquire from a variety of sources including our branded and private label suppliers and our internal manufacturing operations. In addition, VWR further supports its customers by providing value-added services, including sourcing and procurement, logistics, chemical and equipment tracking and sample management. We also provide complex scientific research support services, such as DNA extraction, bioreactor servicing and compound management. In addition, we offer custom manufacturing solutions, including buffers, reagents and other chemicals used in biopharmaceutical and industrial applications and production processes.
The Company may be deemed to manufacture or contract to manufacture products that may contain gold, tantalum, tin and tungsten (“3TG”), such as chemicals and certain laboratory equipment or instruments. As these materials are necessary to such products, VWR is dedicated to tracing the origin of these metals to ensure its sourcing practices do not support conflict or human rights abuses in the Covered Countries. In order to manage the scope of this task, the Company relies on its suppliers to provide information on the origin of the 3TG contained in the components and products supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers.

2.	Reasonable Country of Origin Inquiry
To conduct the reasonable country of origin inquiry (“RCOI”), VWR engaged its direct suppliers to collect information regarding the presence and sourcing of 3TG used in the components and products supplied to the Company. Suppliers were requested to use the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template to identify 3TG smelters or refiners and associated countries of origin. Over 900 suppliers were identified as supplying VWR with components and products and subsequently contacted, and we received responses from approximately 600 suppliers. A tracking system was implemented to monitor supplier responses and due diligence progress. Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials.
Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of the conflict minerals they use in the components and products they supply to us, and they may not succeed in determining the origin of all or any such minerals. Despite having conducted a good faith RCOI and due diligence process, the response rate of our direct suppliers is less than 67%, and we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in certain of our products or to identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Covered Countries and are not from recycled or scrap sources. Using the due diligence processes described below, we hope to further develop transparency into our supply chain.

3.	Due Diligence
Design of Due Diligence
The Company conducted due diligence on the source and chain of custody of the conflict minerals identified in its RCOI based on the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements.
Diligence Measures Performed
VWR has undertaken the following due diligence measures with respect to conflict minerals:

•	Assembled an internal team to support 3TG supply chain due diligence;

•	Established a system of internal controls over the mineral supply chain;

•	Implemented internal measures to strengthen Company engagement with regard to 3TG with suppliers;

•	Designed and implemented a strategy to respond to 3TG supply chain risks;

•	Reported risk management findings to senior management of the Company; and

•	Undertook additional review and risk assessments for identified risks requiring mitigation, or after a change of circumstances.
Future Due Diligence Measures
VWR is committed to continuously improve upon its supply chain due diligence efforts and expects to implement the following measures:

•	Continue to assess the presence of 3TG in its supply chain;

•	Clearly communicate expectations with regard to supplier performance, transparency and sourcing;

•	Increase the response rate for its RCOI process; and

•	Continue to compare its RCOI results to information collected via independent conflict free smelter validation programs, such as the EICC/GeSI Conflict Free Smelter program.